SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Axion International Holdings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

05462D 10 1
(CUSIP Number)

Samuel G. Rose
5301 Wisconsin Avenue, NW
Suite 510
Washington, DC 20015
Telephone: (202) 686-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05462D 10 1	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel G. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	27,142,076 (1)
	8	SHARED VOTING POWER	2,815,496 (2)
	9	SOLE DISPOSITIVE POWER	27,142,076 (1)
	10	SHARED DISPOSITIVE POWER	2,815,496 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,957,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,095,774 shares of common stock held by the Reporting Person with sole voting and dispositive powers, 145,000 of which are held in the name of RPM Greenebaum & Rose 401(k) Plan, dated December 1, 1992, for the benefit of Samuel G. Rose, 13,023,151 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, and 13,023,151 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person.

(2)	Includes 1,315,496 shares of common stock held with shared voting and dispositive powers, 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

(3)	Based on 31,922,419 shares of common stock outstanding as of March 28, 2014, plus (i) 13,023,151 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, (ii) 13,023,151 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person, (iii) 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and (iv) warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

2

CUSIP No. 05462D 10 1	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julie Walters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	2,815,496 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	2,815,496 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2, 815,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,315,496 shares of common stock held with shared voting and dispositive powers, 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

(2)	Based on 31,922,419 shares of common stock outstanding as of March 28, 2014, plus (i) 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and (ii) warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

3

Samuel G. Rose (“Rose”) and Julie Walters (“Walters”) are jointly filing this Amendment No. 5 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2012, as amended by Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on October 4, 2012, Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on December 20, 2012, Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on January 28, 2013, and Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on February 14, 2014 (as so amended, the “Schedule 13D”). The foregoing persons are hereinafter collectively referred to as the “Reporting Persons” and each is hereinafter individually referred to as a “Reporting Person.”

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On March 28, 2014, Rose purchased one of the Notes in the original principal amount of $850,000.00 which is initially convertible into 2,125,000 shares of Common Stock, and an associated warrant to purchase 2,125,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant. The total amount of funds used by Rose to purchase such Note and associated warrant was $850,000.00 in cash, and such funds were provided by the personal funds of Rose.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the date of this Schedule 13D, Rose may be deemed to beneficially own an aggregate of 29,957,572 shares of Common Stock, including (i) 13,023,151 shares of Common Stock held with sole voting and dispositive powers issuable to Rose upon conversion of the Notes held by Rose, (ii) 13,023,151 shares of Common Stock held with sole voting and dispositive powers issuable to Rose upon exercise of the Issuer’s warrants to purchase Common Stock held by Rose, (iii) 100,000 shares of Preferred Stock held with shared voting and dispositive powers convertible into 1,000,000 shares of Common Stock, (iv) warrants held with shared voting and dispositive powers to purchase 500,000 shares of Common Stock, and (v) 1,095,774 shares of Common Stock held with sole voting and dispositive powers, 145,000 of which are held in the name of RPM Greenebaum & Rose 401(k) Plan, dated December 1, 1992, for the benefit of Samuel G. Rose, which in the aggregate represents approximately 50.4% of the Common Stock outstanding as of March 28, 2014. Rose has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 27,142,076 shares of Common Stock.

As of the date of this Schedule 13D, Walters may be deemed to beneficially own an aggregate of 2,815,496 shares of Common Stock, including (i) 100,000 shares of Preferred Stock held with shared voting and dispositive powers convertible into 1,000,000 shares of Common Stock, (ii) warrants held with shared voting and dispositive powers to purchase 500,000 shares of Common Stock, and (iii) 1,315,496 shares of Common Stock held with shared voting and dispositive powers, which in the aggregate represents approximately 8.4% of the Common Stock outstanding as of March 28, 2014. Walters has sole power to vote or direct the vote of, and to dispose or direct the disposition of, zero (0) shares of Common Stock.

Since the Reporting Persons filed their Amendment No. 4 to this Schedule 13D with the Securities and Exchange Commission, the Reporting Persons effected the following transaction in the securities of the Issuer:

On March 28, 2014, pursuant to the Note Purchase Agreement, Rose purchased one of the Issuer’s Notes in the original principal amount of $850,000.00 which is initially convertible into 2,125,000 shares of Common Stock, and an associated warrant to purchase 2,125,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are married and jointly own, as tenants by the entirety, 2,815,496 shares of Common Stock.

On March 22, 2011, the Issuer and the Reporting Persons entered into a Subscription Agreement, pursuant to which the Issuer issued and sold to the Reporting Persons 100,000 shares of its Preferred Stock, convertible by the Reporting Persons at any time into 1,000,000 shares of Common Stock.  The holders of the Preferred Stock are entitled to receive dividends at the rate of ten percent (10%) per annum payable quarterly.

On March 6, 2012, the Issuer issued the Reporting Persons Warrant No. 231 to Purchase Shares of Common Stock, No Par Value, representing the right to purchase 500,000 shares of Common Stock.

Pursuant to the Note Purchase Agreement dated August 24, 2012 (the “Note Purchase Agreement”), among Issuer, Reporting Persons and the other investors identified on the signature page thereto, the Issuer has issued and sold to the Investors an aggregate principal amount of $14,778,187.54 of Notes which are initially convertible into shares of Common Stock at a conversion price equal to $0.40 per share of Common Stock, subject to adjustment as provided on the terms of the Notes, and associated warrants to purchase, in the aggregate, 36,945,474 shares of Common Stock, subject to adjustment as provided on the terms of such warrants. Under the Note Purchase Agreement, (i) on August 24, 2012, the Issuer issued and sold to Rose a Note in the original principal amount of $1,709,259.60 which is initially convertible into 4,273,150 shares of Common Stock, and an associated warrant to purchase 4,273,150 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (ii) on September 28, 2012, the Issuer issued and sold to Rose a Note in the original principal amount of $500,000.00 which is initially convertible into 1,250,000 shares of Common Stock, and an associated warrant to purchase 1,250,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (iii) on December 17, 2012, the Issuer issued and sold to Rose a Note in the original principal amount of $333,333.00 which is initially convertible into 833,333 shares of Common Stock, and an associated warrant to purchase 833,333 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (iv) on January 28, 2013, the Issuer issued and sold to Rose a Note in the original principal amount of $416,667.00 which is initially convertible into 1,041,668 shares of Common Stock, and an associated warrant to purchase 1,041,668 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (v) on October 1, 2013, the Issuer issued and sold to Rose a Note in the original principal amount of $400,000.00 which is initially convertible into 1,000,000 shares of Common Stock, and an associated warrant to purchase 1,000,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant, (vi) on November 5, 2013, the Issuer issued and sold to Rose a Note in the original principal amount of $1,000,000.00 which is initially convertible into 2,500,000 shares of Common Stock, and an associated warrant to purchase 2,500,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant, and (vii) on March 28, 2014, the Issuer issued and sold to Rose a Note in the original principal amount of $850,000.00 which is initially convertible into 2,125,000 shares of Common Stock, and an associated warrant to purchase 2,125,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

On August 24, 2012, the Issuer and the Investors entered into a Registration Rights Agreement pursuant to which the Issuer granted to the Investors certain demand and piggyback registration rights with respect to the registration of certain Issuer securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In addition, on August 24, 2012, the Issuer, Axion International, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and the Investors entered into a Security Agreement pursuant to which the Issuer and Axion International granted a security interest and lien in all of their assets and rights to the Investors to secure the Issuer’s obligations under the Notes.

Joint Filing Agreement, dated September 4, 2012, between the Reporting Persons.

On December 17, 2012, the Issuer, Rose and certain other Investors entered into a letter agreement concerning certain matters under the Note Purchase Agreement.

On October 21, 2013, Rose loaned the Issuer $201,002.40 and, in consideration of such loan, the Issuer issued and sold to Rose one of its secured promissory notes. In connection with the issuance of the Issuer’s secured promissory notes, the Issuer, Axion International and the Investors entered into the First Amendment to Security Agreement dated October 21, 2013

On November 15, 2013, the Issuer, Rose, and certain other investors entered into the Revolver.

On March 28, 2014, Rose loaned the Issuer $850,000.00 and, in consideration of such loan, the Issuer issued and sold to Rose one of its secured promissory notes. In connection with the issuance of the Issuer’s secured promissory notes, the Issuer, Axion International and the Investors entered into the Second Amendment to Security Agreement dated March 28, 2014.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2014

By:	/s/ Samuel G. Rose
Name:	Samuel G. Rose

By:	/s/ Julie Walters
Name:	Julie Walters

Page 8